FORM 3	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* Katz, Robert (Last) (First) (Middle) c/o Apollo Management V, L.P. Two Manhattanville Road (Street) Purchase, NY 10577 (City) (State) (Zip)	2. Date of Event Requiring Statement Month/Day/Year 02/11/2003 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)
4. Issuer Name andTicker or Trading Symbol

SpectraSite, Inc.

5. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

X Director      10% Owner
   Officer (give title below)
   Other (specify below)

Description
6. If Amendment, Date of Original (Month/Day/Year) 7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
Table I - Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr.4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)

Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 4)	2. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) DE / ED	3. Title and Amount of Underlying Securities (Instr. 4) Title / Amount or Number of Shares	4. Conver- sion or Exercise Price of Deri- vative Security	5. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr.5)	6. Nature of Indirect Beneficial Ownership (Instr.5)
Explanation of Responses:

(1)        Mr. Katz has been associated with Apollo Management V, L.P. ("Management") and its affiliated investment managers for more than five years. Management is the manager of AP Towers, LLC, which is the record holder of certain shares of common stock of SpectraSite, Inc. Apollo Investment Fund V, L.P. and its related co-investment entities (the "Apollo Funds") are all members of AP Towers, LLC. Mr. Katz disclaims beneficial ownership of all securities of SpectraSite, Inc. that may be deemed beneficially owned by AP Towers, LLC, the Apollo Funds, Management, Apollo Advisors V, L.P. ("Advisors"), the general partner of each of the Apollo Funds, AIF Management V, Inc., the general partner of Management, and Apollo Capital Management V, Inc., the general partner of Advisors. This report shall not be deemed an admission that Mr. Katz is the beneficial owner of, or has any pecuniary interest in, such securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

By:	Date:
/s/ Robert Katz	02/20/2003

** Signature of Reporting Person	SEC 1473 (07-02)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 5(b)(v).
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
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